UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Meridian Co. Ltd.

File No. 0-32359 - CF#23106

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Meridian Co. Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on January 30, 2009.

Based on representations by Meridian Co. Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through November 1, 2010
Exhibit 10.2	through December 7, 2010
Exhibit 10.3	through September 15, 2011
Exhibit 10.4	through November 26, 2011
Exhibit 10.5	through December 1, 2015
Exhibit 10.6	through December 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Branch Chief